Mail Stop 3561

August 19, 2007

George Metrakos, President
Teliphone Corp.
4150 Ste-Catherine Street West, Suite 200
Westmount (Montreal)
Quebec, Canada H3Z 0A1

> **Re: Teliphone Corp.**
> **Amendment No. 5 to Registration Statement on**
> **Form SB-2**
> **Filed July 10, 2007**
> **File No. 333-136993**

Dear Mr. Metrakos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1.   Please disclose if there are any individual purchase requirements. See Item 501(a)(9)(iii) of Regulation S-B.

2.   Please revise the table to show the total amount of the minimum offering. See Item 501(a)(9)(iv) of Regulation S-B.

Our Company, page 2

3.   In the second paragraph of this section, you stated the following regarding the period prior to your merger with Teliphone, Inc. in April 2005:

> The Company was in its early developmental and promotional stages and whose activities had been organizational ones, directed at developing its business plan and raising its initial capital.

Briefly describe the nature of your business at that time.

Risk Factors, page 6

D.5. Possibility of Contingent Liability and SEC Violation, page 15

4.   We note that you have added this risk factor in response to comment number one in our letter dated May 4, 2007. Please revise the risk factor by removing the words "technical" and "theoretically." Also, disclose that you could have contingent liability in connection with the possible violation of Section 5 under the Securities Act. Furthermore, ensure that you provide disclosure, regarding the impact that a possible Sec. 5 violation would have upon the company's financial position, if any, in the MD&A section and in the financial statements.

Use of Proceeds, page 17

5.   In the table please provide separate categories for inventory financing and customer acquisition.

6.   As we requested in comment number 14 of our prior letter dated May 4, 2007, please discuss the specific contingencies and the alternatives to such use of the proceeds in that event indicated. Please refer to Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 22

7.   We reviewed your response to our prior comment 18. Show us how you calculated dilution per share to new investors. Based on the information presented it appears this amount should be $0.17 (public offering price per share of $.25 less net tangible book value per share after this offering of $.08). Please advise or revise.

Business Experience of Officers and the Director and Significant Employees, page 24

8.   Please include the disclosure regarding director independence as require by Item 407(a) of Regulation S-B.

Compensation of Directors, page 25

9.   If applicable, please include the disclosure required by Item 402(f) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 26

10.   Please update footnote (1) in regards to the referenced date in which shares of common stock are subject to options exercisable within 60 days. See Instruction 3 to Item 403 of Regulation S-B. The referenced date should be close to the date of effectiveness of the registration statement.

Certain Relationships and Related Transactions, page 30

11.   Please clarify that United American Corporation is a related person because George Metrakos, who is chairman of the Board, CEO, CFO, and President of Teliphone, has been a director of United American Corp. since November 8, 2005. Also, explain why United American Corporation is "a related party through common ownership," as you have stated in the first listed transaction.

12.   In the last transaction listed in this section, please disclose each of the executive officer titles which George Metrakos holds in the company.

13.   We reissue comment number 22 of our letter dated May 4, 2007, where we requested that, for each transaction, you comply with Item 404(a)(5) of Regulation S-B, which Item states:

        In the case of indebtedness, disclosure of the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Description of Business, page 36

14.   We have reviewed your disclosure which was a response to comment number 26
       of our letter dated May 4, 2007. Please clarify for the lay person the difference
       between the following: the "base software languages" and "hardware" for which
       you have no "specific legal entitlement;" and "technology and trade secrets" for
       which you hold non-disclosure and confidentiality agreements and understandings
       with your employees, consultants, re-sellers, distributors, wholesalers and
       technology partners. Also, please revise the risk factor B.10, in this regard. In
       addition, include in the risk factor the disclosure from this section that you have
       no "specific legal entitlement" to the "base software languages" and "hardware."

Wholesale Sales, page 36

15.   Please revise the following statement to replace the concept "eliminate" with less
       definitive disclosure, or provide an analysis of why you are certain the agreement
       will prevail in litigation:

               The conditions set forth in the agreement eliminate our professional and
               product liability should a stoppage of service occur to the customers of our
               Wholesalers.

16.   We note the reference to risk factor C.6., where the company states on page 13
       that, "We intend to purchase a professional and product liability insurance policy
       from the proceeds of this offering." However, we are unable to find such
       disclosure in the use of proceeds section. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Plan of Operation,
page 47

Plan of Operations, page 47

17.   We reviewed your response to our prior comment 34. For each period presented
       in your cash requirements projection on page 49 it appears you are reducing your
       net loss before other income by interest expense instead of increasing your net
       loss by that amount. Please revise these amounts and your cumulative cash
       requirements accordingly.

18.   Please clarify your response to comment number 35 of our letter dated May 4,
       2007, including, but not limited to the words, "if … we do not raise sufficient
       capital in our current offering as detailed in our SB-2/A …."

Liquidity and Capital Resources, page 52

For the Period Ending March 31, 2007, page 52

19.   Discuss in detail your activities in raising "debt financing while in the registration process." We may have further comment.

20.   We have reviewed your response to comment number 40 of our letter dated May 4, 2007. In view of the fact that the July 31, 2007 date has passed, please disclose whether there is a subsequent agreement. If no subsequent agreement has been entered into, please discuss the impact upon the company's operations.

Executive Compensation, page 67

21.   Please include the disclosure required by Item 402 of Regulation S-B. For example, please revise your table to reflect the items shown in Item 402(b) of Regulation S-B.

Audited Consolidated Financial Statements

General

22.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

Notes to Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition – Customer Equipment (Retail Channel), F-11

23.   We reviewed your response to our prior comment 44, noting you recognize retail channel equipment sales in accordance with EITF 01-09. Your footnote further states that rebates provided to customers that satisfy certain service requirements are recorded as a reduction of revenue based upon the actual rebate coupons received (i.e. during the periods in which the rebate is credited to the customers account). This policy does not appear to be consistent with Issue 6 of EITF 01-09, which requires vendors to record a liability for the amount of the refund obligation and to recognize this obligation through earnings on a systematic basis.

Please tell us how you considered this guidance as it relates to estimating and recording refund obligations or revise your financial statements accordingly. Also, as previously requested, revise your disclosure to clarify that the minimum service period (e.g. three months) differs from the length of the service agreement (e.g. twelve months).

24.   Please revise your interim financial statements as necessary to comply with comments above on your audited financial statements.

Exhibits

25.   Please file as an exhibit your March 1, 2005 agreement, as amended, with BR Communications Inc.

26.   Please advise why the legality opinion references shares "issued to the selling shareholders described in the Registration Statement."

Exchange Act Reports

27.   Please revise your Form 10-QSB/A for the quarter ended December 31, 2006 and your Forms10-QSB for the quarters ended March 31 and June 30, 2007 to comply with these comments, as applicable.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-13390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph Emas, Esq.
Fax: 305-531-1274